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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                               -------------------


                                 SCHEDULE 13E-4

                          Issuer Tender Offer Statement
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                                (AMENDMENT NO. 1)

                              SHAW INDUSTRIES, INC.
                              ---------------------
                                (Name of Issuer)

                              SHAW INDUSTRIES, INC.
                              ---------------------
                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
                  SERIES A PARTICIPATING PREFERRED STOCK RIGHTS
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   820286-10-2
                                   -----------
                      (CUSIP Number of Class of Securities)

                            BENNIE M. LAUGHTER, ESQ.
                  VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                              SHAW INDUSTRIES, INC.
                             616 EAST WALNUT AVENUE
                                P.O. DRAWER 2128
                              DALTON, GEORGIA 30720
                                 (706) 278-3812
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications on Behalf of the
                           Person(s) Filing Statement)

                                 With a copy to:

                            GABRIEL DUMITRESCU, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                           191 PEACHTREE STREET, N.E.
                                 SIXTEENTH FLOOR
                             ATLANTA, GEORGIA 30303
                                 (404) 572-6600

                                FEBRUARY 9, 1998
                                ----------------
                   (Date Tender Offer First Published, Sent or
                           Given to Security Holders)


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                           CALCULATION OF FILING FEE:

   Transaction                                 Amount of
   Valuation*:  $132,775,000                   Filing Fee:  $26,555

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 10,622,000 Shares at $12.50 per Share.

         |x| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

              Amount Previously Paid:                 $22,400
              Form or Registration No.:               Schedule 13E-4
              Filing Party:                           Shaw Industries, Inc.
              Date Filed:                             February 9, 1998


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                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends the Issuer Tender Offer Statement on
Schedule 13E-4 (the "Schedule 13E-4") previously filed with the Securities and Exchange Commission on February 9, 1998 by Shaw Industries, Inc., a Georgia corporation (the "Company"), in connection with the Company's offer to purchase up to 8,000,000 shares of its Common Stock (the "Common Stock") including the associated rights to purchase Series A Participating Preferred Stock (the "Rights") issued pursuant to the Rights Agreement between the Company and NationsBank, N.A., as successor to Citizens and Southern Trust Company (Georgia), N.A. (together, the Common Stock and the Rights are referred to as the "Shares"), at prices not in excess of $14.00 nor less than $11.00 per Share, net to the seller in cash, upon the terms and subject to the conditions of the Offer to Purchase dated February 9, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"), copies of which were attached as Exhibits 99(a)(1) and 99(a)(2), respectively, to the Schedule 13E-4. The Offer was terminated at 12:00 Midnight, New York City time, on March 9, 1998.

         The following information amends the information previously included in the Schedule 13E-4.

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ITEM 1.           SECURITY AND ISSUER.

         The following is hereby added to the information previously set for under Item 1(b) of the Schedule 13E-4:

         The Offer expired at 12:00 Midnight, New York City time, on March 9, 1998. On March 10, 1998, the Company announced that, based on the preliminary results of the Offer, the Company expects to purchase approximately 10,622,000 shares at a purchase price of $12.50 per share. Due to an over subscription, all shares tendered at or below the purchase price will be pro-rated, except for odd-lot tenders, which will be purchased in full. The Company anticipates a proration factor of 96.9%

ITEM 2.           MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

         (a)    (12)  Text of Press Release dated March 10, 1998.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SHAW INDUSTRIES, INC.

                                        By: /s/ Bennie M. Laughter
                                            ------------------------------
                                                Bennie M. Laughter
                                                Vice President, Secretary
                                                and General Counsel

Dated:  March 11, 1998

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                                  EXHIBIT INDEX

DESCRIPTION       EXHIBIT

 (a)  (12)        Text of Press Release dated March 10, 1998.